Skadden, Arps, Slate, Meagher & Flom llp
222 BAY STREET
SUITE 1750, P.O. BOX 258
TORONTO, ONTARIO
M5K IJ5
________

TEL: (416) 777-4700
FAX: (416) 777-4747
www.skadden.com

                                           May 25, 2010

Via EDGAR and by Hand

Mr. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Responses to Comments of the Staff of
the Securities and Exchange Commission
to the Registration Statement on Form F-3
of Canadian Superior Energy Inc. (File No. 333-166209)

Dear Ms. Nguyen Parker:

Set forth below are the responses of Canadian Superior Energy Inc., a corporation organized under the laws of Alberta (the "Company"), to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter, dated May 12, 2010 (the "Comment Letter"), with respect to the Registration Statement on Form F-3, filed with the Commission on April 21, 2010 (the "Registration Statement").  Changes made in response to the Staff's comments appear in Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which was filed with the Commission today via EDGAR.  In addition, Amendment No. 1 includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, we have numbered each of the Company's responses to correspond to the numbered comments in the Comment Letter.  Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 25, 2010

Capitalized terms used and not defined herein have the meanings ascribed to such terms in Amendment No. 1.  Unless otherwise noted, references herein to page numbers are to pages in Amendment No. 1.

To assist the Staff in reviewing Amendment No. 1, we are delivering a copy of this letter and two bound copies of Amendment No. 1, one of which has been marked to show changes from the Registration Statement.

1.
Selling Shareholders, page 24:  We note that 25,000,000 of the common shares being registered for resale are issuable upon conversion of your Series B convertible preferred shares. We further note that all 150,000 of your Series B convertible preferred stock were issued to West Coast Opportunity Fund, LLC in connection with the restructuring of your Series A Preferred Shares. Please explain to us why West Coast Opportunity Fund is not identified in the selling shareholders table as selling any of the common shares issuable upon conversion of the preferred shares as all such shares are being registered on behalf of other selling shareholders.

In response to your comment, we have updated the Selling Shareholder section on page 25 of Amendment No. 1 to include the explanation that West Coast Opportunity Fund, LLC subsequently sold the 150,000 Series B Preferred Shares to the selling shareholders listed in selling shareholders table in a series of transactions exempt from registration by Regulation S under the Securities Act.

2.
Selling Shareholders, page 24:  Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling security holders that are entities.

In response to your comment, we have revised the selling shareholders table at pages 26, 27 and 28 of Amendment No. 1 to include footnotes which disclose the individual or individuals who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by the selling  shareholders that are entities.

*           *           *

The undersigned, on behalf of the Company, hereby acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 25, 2010

pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (416) 777-4700 if you have any questions or need any additional information.

Kindly acknowledge your receipt of the enclosed materials by stamping the attached copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

/s/ Daniel R. Micak

Daniel R. Micak

Enclosures

cc:	Robb Thompson
(Canadian Superior Energy Inc.)

D. George Kelly, Esq.
(Borden Ladner Gervais LLP)

Christopher W. Morgan, Esq.
(Skadden, Arps, Slate, Meagher & Flom LLP)